UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR FINANCIAL AND DIVIDEND TARGETS UNDER THE CAPTIONS “2. FINANCIAL TARGETS” AND “3. CAPITAL POLICY.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date: May 15, 2023

[NEWS RELEASE]

May 15, 2023

Sumitomo Mitsui Financial Group, Inc.

Announcement of New Medium-Term Management Plan: “Plan for Fulfilled Growth”

TOKYO, May 15, 2023 —- Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta; our corporate group will hereinafter be referred to as “SMBC Group”) today announced the formulation of our new Medium-Term Management Plan “Plan for Fulfilled Growth” for the three years starting FY2023.

SMBC Group is experiencing material changes to long-standing circumstances in our business environment with social and economic “de-globalization,” rising inflation and interest rates in the Western economies, etc. In addition, digitalization is further accelerating across all sectors driving significant transformation in corporate activities and personal consumption. Furthermore, the social issues facing the world continue to diversify and deepen, and the corporate sector is subject to heightened expectations concerning the role they will play in addressing such issues. In the new Medium-Term Management Plan, SMBC Group shall strive to realize “Growth with Quality” by addressing the paradigm shift in our business environment and further evolving our initiatives by leveraging the consolidated capabilities of our Group.

1.	Core Policies

In order to realize “Growth with Quality,” we added the “Create Social Value” as a pillar of our corporate philosophy and will lead efforts to address social issues. By doing so, SMBC Group will balance economic growth with the resolution of social issues, therefore contributing to “Fulfilled Growth.” SMBC Group will also strive to create economic value by exponentially strengthening profitability that is accompanied by enhanced capital efficiency by engaging in the bold reallocation of management resources and carrying out our respective initiatives in a speedy manner. SMBC Group will strive to significantly rebuild our corporate infrastructure in order to win the trust of our customers and other stakeholders which forms the basis of our various activities.

“Plan for Fulfilled Growth,” the title of our new Medium-term Management Plan, illustrates SMBC Group’s strong commitment to contributing to “Fulfilled Growth” through our three core policies of “Create Social Value,” “Pursue Economic Value,” and “Rebuild Corporate Infrastructure.”

(1)	Create Social Value: Contribute to “Fulfilled Growth”

SMBC Group has inherited the business spirit passed-on from our predecessors at Mitsui and Sumitomo which places great importance on the creation of social value. This mindset has been reflected in SMBC Group’s Mission and we have leveraged the functions, products, and services of SMBC Group companies in efforts to address social issues.

However, in recent years, the global community has prioritized economic activities which in turn has led to the matter of social value being overlooked. This in turn has led to the rise of social issues concerning the environment, human rights, poverty/inequality, etc., and initiatives aimed at resolving such issues have become a key issue for corporate management. Creating social value has now become a prerequisite for corporations to build and maintain their competitiveness. In addition, contributing to Japan’s regrowth, given the country’s declining /aging population and low economic growth, will become even more important.

With the launch of the new Medium-term Management Plan, SMBC Group revised our priority issues, i.e., our “Materiality,” to “Environment,” “DE&I/Human Rights,” “Poverty & Inequality,” “Declining Birthrate & Aging Population,” and “Japan’s Regrowth.” With the aim of addressing these priority issues, we will further expand Group-based activities to create social value and to return the said value to society. Through such efforts, in addition to the generation of economic growth, SMBC Group will contribute to the realization of “Fulfilled Growth” where all of society and human can enjoy sustained prosperity.

SMBC Group shall further encourage the participation of its employees in the creation of social value so that they may feel pride and satisfaction in their responsibilities by proactively engaging in our priority issues.

(2)	Pursue Economic Value: Transformation & Growth

In continuation from the previous Medium-Term Management Plan, we have positioned “Transformation & Growth” as a key phrase and will engage in continuous business model reform which reflects major changes in the environment and carry out efforts to establish franchises in strategic overseas areas while steadily realizing the benefits of existing growth investments and initiatives. Though these efforts, SMBC Group will transform our business portfolio and realize robust growth in profitability that is accompanied by enhanced capital efficiency.

Specifically speaking, SMBC Group established key strategic areas based on the following three perspectives in response to changes in our business environment.

①

In our domestic business, taking into consideration the potential for future interest rate hikes, we will build a more stable and efficient business model by expanding our client business in a more effective manner through efforts such as the expansion of digitalization, enhancing our payment business, and revising our marketing framework.

②	We will enhance our capital efficiency by not relying solely on the expansion of our balance sheet, but by also offering a diverse range of risk solutions and enhancing our fee business.

③

In our overseas business we will strive to realize robust growth that will drive the growth of the entire SMBC Group through our US business and by establishing a second and third franchise in Asia through our “Multi-Franchise Strategy” while at the same time enhancing capital efficiency by replacing the contents of our portfolio.

SMBC Group shall carry out initiatives in the key strategic areas focusing on the tireless pursuit of Group synergies, risk taking at opportune times, the pursuit of new challenges, and innovation.

(3)	Rebuild Corporate Infrastructure: Quality builds Trust

In the previous Medium-Term Management Plan, we positioned “Quality” as a keyword and carried out various initiatives aimed at enhancing SMBC Group’s corporate infrastructure. In the new Medium-term Management Plan, we positioned “Quality builds Trust” as a key phrase and will engage in tireless efforts to enhance SMBC Group’s corporate infrastructure and win the trust of our customers and other stakeholders.

First, based on the Administrative Disposition issued in 2022 to SMBC Group, SMBC Group will prioritize the further embedment of a sound corporate culture and the enhancement of our governance and compliance capabilities. These are all key prerequisites to conducting a successful business. SMBC Group will carry out, on both a Group and global basis, initiatives to strengthen the regulatory awareness of SMBC Group employees and the enhancement of internal controls through investments in IT and personnel deployment.

Furthermore, in order to realize resilient operations in an uncertain business environment, we will work to enhance SMBC Group’s risk analysis and risk control capabilities. In addition, with the goal of expanding and strengthening our business model, SMBC Group will enhance the quality of our corporate infrastructure by strengthening HR investments and management for the purposes of developing and securing diverse and high-performance personnel while also proactively executing IT investments on an unprecedented scale.

2.	Financial Targets

In the new Medium-Term Management Plan, in order to assert our standing as an international financial institution with a global network, SMBC Group established challenging financial targets. Specifically speaking, while pursuing a bottom-line profit in excess of JPY 1 trillion in the next Medium-Term Management Plan (FY2028), we will target bottom-line profit of 900 billion yen in the current Medium-Term Management Plan as an interim goal.

For our profitability target, we aim to enhance our ROE including OCI by pursuing an ROCET1 of 9.5% or greater (+1% vs previous Medium-Term Management Plan). We will steadily enhance the capital efficiency of SMBC Group by renewing our focus on the PDCA cycle for our initiatives and capital efficiency while shifting management assets from low growth/low profit businesses to high growth/high profit businesses.

For our efficiency target, we will continue efforts to reduce base expenses by controlling costs in all parts of SMBC Group through initiatives aimed at enhancing efficiency while making sure we allocate the required resources to enhancing SMBC Group’s corporate infrastructure and investments for future growth.

For our financial soundness target, taking into consideration the recent volatility in the Western financial markets, SMBC Group will renew our focus on sound equity capital management. As with the previous Medium-Term Management Plan, we will maintain an adequate capital level by aiming for a CET1 ratio of 10%.

※1	ROE including OCI:7%
※2	Assuming that Japanese policy rate will remain unchanged
※3	Denominator: shareholders’ equity + total accumulated other comprehensive income

3.	Capital Policy

We will enhance shareholder value by achieving a healthy balance among securing financial soundness, enhancing shareholder returns, and investing for growth. We will secure a CET1 ratio of 10% and allocate accumulated future profit to both shareholder returns and investing for growth.

Dividends will be our principal approach for shareholder returns. In addition, we will proceed with share buybacks on a flexible basis. We aim to maintain our progressive dividend policy and dividend payout ratio of 40% while increasing our dividend payouts by increasing bottom line profit.

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